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                          January 26, 2023

       Christopher Giordano
       President and Chief Executive Officer
       Tenax Therapeutics, Inc.
       101 Glen Lennox Drive, Suite 300
       Chapel Hill, North Carolina 27517

                                                        Re: Tenax Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 23,
2023
                                                            File No. 333-269363

       Dear Christopher Giordano:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              S. Halle Vakani, Esq.